Filed by VICI Properties Inc.
(Commission File No. 001-38372)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies: MGM Growth Properties LLC and
MGM Growth Properties Operating Partnership LP
(Commission File No. 001-37733 and 333-215571, respectively)

Transcript – Ed Pitoniak, CEO of VICI Properties, on FOX Business Network, Claman Countdown
Friday, 8/20 3:36 PM
Ashley Webster, Fox Business Network:

Nevada, lagging behind the rest of the United States when it comes to vaccinations, the Silver State has only 46.3% of its population fully vaccinated behind a national average rate of 51.7%, but the news is not slowing down the growth of VICI Properties, soon to be the largest landowner on the Las Vegas Strip after buying 15 properties from MGM Resorts in a deal valued at $17.2 billion. Joining us now is the VICI Properties CEO, Ed Pitoniak. Ed, great to see you. Let's talk about this deal right off the bat. Why is this a good deal in your mind and why now?

Ed Pitoniak, CEO of VICI Properties:

Yeah, so it's fundamentally a very, very good deal for VICI and MGP shareholders because it brings together really the best-in-class experiential real estate portfolio in America together with what we think is the best management and governance platform for experiential real estate in America. And in terms of why now, really it's an opportunity for these two portfolios to come together at a point when I think that the investment world, particularly those who invest in REITs, are growing in the recognition that gaming real estate, having proven itself during COVID with 100% rent collection and with secular tailwinds behind gaming, is a great category to be in right now and they're coming together in an optimal time.

Ashley Webster:

Very good. We said at the very top that Nevada is lagging behind when it comes to vaccines --vaccinations. How are you keeping your staff safe and, I guess the follow up would be, are you concerned that we could see another slowdown with the surge in this delta variant?

Ed Pitoniak:

Yeah, so one thing I should make clear is that because we are a real estate investment trust, we do not operate the properties. The properties are leased from us on a triple-net basis by our operating partners and those include today Caesars, Penn, Hard Rock, Century and JACK, and will soon include MGM as well. And what we have great confidence in is the operators’ ability to operate these properties safely, both for their associates and for their guests. That's certainly been proven since Nevada authorized the reopening of casinos in Las Vegas and across Nevada back in June of 2020. They’ve run safely since then, you've seen announcements like the one out of MGM this past week where they are mandating vaccines for all salaried employees and new hires of all kinds. So the commitment is very, very strong on the part of the operators, and the intensity and rigor with which they operate their businesses gives us great confidence they will keep them safe.

Ashley Webster:

Has the pandemic given your company opportunities with regard to commercial real estate? I mean, I know it's been tough on everyone, but on the other side of that, there have been some opportunities presented. Has that benefited your company?

Ed Pitoniak:

Yeah, so I think the principal benefit has actually been the validation of our real estate in terms of its durability through all kinds of events. And I will be absolutely honest with you, when we formed our risk management framework at VICI we never fully anticipated something like the COVID pandemic shutting all of our properties, which is what happened in the spring of 2020, in April and May. But because our tenants were able to continue to pay all of their rent in cash and on time, it's been a great validation of our sector and the value of our sector has increased accordingly. Beyond that, yes, it has created opportunities, the most notable of which was our ability to acquire the Venetian, the largest casino gaming resort in America but frankly one of the largest resorts in America of any kind: 7,000 rooms, making it the biggest single hotel in America, and 2.3 million square feet of conference, convention and tradeshow space, making it the biggest privately owned convention center in America. We were able to do that deal, announce it on March 3, at a point when others really didn't know if they were ready to come back into real estate investment generally and this category specifically.

Ashley Webster:

Ed Pitoniak -- thank you so much for taking the time, Ed, to chat with us and continued success in the future. We do appreciate you taking time to chat with us. Thank you.

***
Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction described herein, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction and the markets of each company. These forward-looking statements generally are identified by the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the impact of the COVID-19 pandemic on VICI Properties’, MGP’s and each company’s respective tenants’ financial condition, results of operations, cash flows and performance. The extent to which the COVID-19 pandemic continues to adversely affect each company’s tenants, and ultimately impacts each company’s business and financial condition, depends on future developments which cannot be predicted with confidence. Many additional factors could cause actual future events and results to differ materially from the forward-looking statements, including but not limited to: (i) the possibility that VICI stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline, (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction, (iii) the risk that MGP’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (iv) unexpected costs or liabilities relating to the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against VICI Properties or MGP or their respective directors or officers and the resulting expense or delay, (vi) the risk that disruptions caused by or relating to the proposed transaction will harm VICI’s or MGP’s business, including current plans and operations, (vii) the ability of VICI Properties or MGP to retain and hire key personnel, (viii) potential adverse reactions by tenants or other business partners or changes to business relationships, including joint ventures, resulting from the announcement or completion of the proposed transaction, (ix) risks relating to the market value of VICI common stock to be issued in the proposed transaction, (x) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xi) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets, (xii) general economic and market developments and conditions, (xiii) restrictions during the pendency of the proposed transaction or thereafter that may impact VICI’s or MGP’s ability to pursue certain business opportunities or strategic transactions, (xiv) either company’s ability to maintain its status as a real estate investment trust for U.S. federal income tax purposes, and (xv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Master Transaction Agreement relating to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of VICI and MGP described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned to interpret many of the risks identified in the “Risk Factors” section of these filings as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VICI and MGP assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither VICI Properties nor MGP gives any assurance that either company will achieve its expectations.
Additional Information about the Proposed Transaction and Where to Find It
In connection with the merger, VICI Properties intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VICI Properties and that also constitutes a prospectus of VICI Properties and information statement of MGP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors

and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VICI Properties by contacting VICI Properties Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by MGP by contacting MGP Investor Relations.
Participants in the Solicitation
VICI Properties and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of VICI Properties is available in VICI Properties’ proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/information statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/information statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from VICI Properties using the sources indicated above.
No Offer or Solicitation
This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
4